Exhibit 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Corporation” or “Company”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

May 15, 2020

Item 3	News Release

A news release was issued by the Company on May 19, 2020 through the facilities of Business Wire and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On May 19, 2020, the Company announced that it completed a non-brokered private placement offering of 10,000,000 units of the Company to Cannabis Growth Opportunity Corporation, at a price of CAD$0.10 per unit, for total gross proceeds of CAD$1,000,000.

Item 5.1	Full Description of Material Change

Pursuant to a subscription agreement entered into on February 10, 2020, Cannabis Growth Opportunity Corporation (“CGOC”) committed to invest up to CAD$1,500,000 in the Company, in multiple tranches, as the Company completed certain milestone events. On February 10, 2020, the Company completed the first tranche of the non-brokered private placement offering with CGOC (the “Offering”) and issued 5,000,000 units of the Company (the “Units”), at a price of CAD$0.10 per Unit for gross proceeds of CAD$500,000.

On May 15, 2020, the Company completed the final tranche of the Offering and issued 10,000,000 Units of the Company to CGOC, at a price of CAD$0.10 per Unit, for total gross proceeds of CAD$1,000,000. Each Unit is comprised of one common share and one common share purchase warrant (a “Warrant”) of the Company. Each Warrant entitles CGOC to acquire one additional common share of the Company for a period of 24 months from the date of issuance at an exercise price of CAD$0.13 per share. Furthermore, the Company may accelerate the expiration date of the Warrants to a period of 30 days following written notice to CGOC in the event that the Company’s common shares close at or above CAD$0.25 per share for a period of 10 consecutive trading days on the Canadian Securities Exchange. In connection with the final tranche of the Offering, the Company issued an aggregate of 10,000,000 common shares and 10,000,000 Warrants. Proceeds from the Offering are intended to be used for general corporate purposes.

In connection with the Offering, the Company has agreed to provide CGOC with a pre-emptive right to participate in future offerings of the Company in order for CGOC to maintain its respective percentage of ownership at the time of such offering. In addition, the Company has agreed to nominate one board member of the Company as recommended by CGOC at future shareholder meetings and the ability, if CGOC does not have its nominee on the Company’s board of directors, to appoint a board observer.

All securities issued pursuant to the Offering are subject to a mandatory hold period of four months and a day under applicable Canadian securities laws.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

May 19, 2020.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.